July 3, 2024

Alan Lui Wai Leung
Chief Financial Officer
Hapi Metaverse Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD

       Re: Hapi Metaverse Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response dated June 13, 2024
           File No. 333-194748
Dear Alan Lui Wai Leung:

       We have reviewed your June 13, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 30, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 1. Business, page 4

1. In future filings, please disclose prominently that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Your
       disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
2. In future filings, provide prominent disclosure about the legal and operational risks
       associated with being based in or having the majority of the company   s
operations in
       China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit
 July 3, 2024
Page 2

       or completely hinder your ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should
       address how recent statements and regulatory actions by China   s
government, such as
       those related to the use of variable interest entities and data security or anti-monopoly
       concerns, have or may impact the company   s ability to conduct its
business or accept
       foreign investments. Please disclose the location of your auditor   s
headquarters and
       whether and how the Holding Foreign Companies Accountable Act, as amended by the
       Consolidated Appropriations Act, 2023, and related regulations will affect your company.
       Provide cross-references to individual risk factors that discuss these topics.
3. Clearly disclose in future filings how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, we note that you have
used    our PRC
       subsidiaries    in your proposed disclosure responsive to prior comment
1, but it is unclear
       which entities this includes. Additionally, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. State clearly the entity (including the domicile) in which investors hold an interest.
4.     Please provide a definition of    the PRC    that clarifies whether you
include Hong Kong
       within such term. If you carve out Hong Kong from this definition, state that the legal and operational risks associated with operating in the PRC also apply to operations in Hong
       Kong.
5. It appears that certain of your subsidiaries are organized under the laws of Hong Kong and have operations in Hong Kong. In future filings, include discussion of the applicable laws and regulations of Hong Kong, as well as the related risks and consequences, in your
       Item 1 disclosure. Examples of location-specific regulations that should be discussed include enforceability of civil liabilities in Hong Kong and how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the
       company   s ability to conduct its business and accept foreign
investment. Include risk
       factor disclosure explaining whether there are laws or regulations in Hong Kong that result in oversight over data security, how this oversight impacts the
company   s business,
       and to what extent the company believes that it is compliant with the regulations or policies that have been issued.
6. Provide a more thorough description of how cash is transferred through your organization in future filings. In this regard, we note that your proposed disclosure in response to prior comment 1 only discusses the transfer of funds between the holding company and Hong
       Kong subsidiary HCHK, rather than the transfer of funds throughout your whole organization. Additionally, please provide a cross-reference to the discussion of limitations on your ability to transfer cash between you, your subsidiaries, or investors in your risk factors section.
7. In future filings, please amend your disclosure in Item 1 and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or
       Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the
 July 3, 2024
Page 3

       PRC government to transfer cash. Provide a cross-reference to your summary risk factors and risk factors discussions.
8.     Please provide early in Item 1 of future filings a diagram of the
company   s corporate
       structure, identifying the person or entity that owns the equity in each depicted entity.
       Identify clearly the entity in which investors hold their interest and the entities in which
       the company   s operations are conducted.
9. Include a summary of risk factors in Item 1 of future filings, and disclose in such summary the risks that your corporate structure and being based in or having the majority
       of the company   s operations in China poses to investors. In
particular, describe the
       significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In future filings, revise to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission
(CSRC),
       Cyberspace Administration of China (CAC), or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions and approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
11. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to you and any offerings of your securities.
Item 1A. Risk Factors
Risks Related to Doing Business in the People's Republic of China ("PRC"), page
16

12.    Given the Chinese government   s significant oversight and discretion
over the conduct and
       operations of your business, please revise future filings to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the
       Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also,
 July 3, 2024
Page 4

       given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
       We remind you that, pursuant to federal securities rules, the term
control    (including the
       terms    controlling,       controlled by,    and    under common
control with   ) means    the
       possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
13. In light of recent events indicating greater oversight by the Cyberspace Administration of
       China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
General

14. We note your statement on page 21 of the Form 10-K for the year ended December 31,
       2023 that members of your senior management team    have their primary
residences and
       business offices in Asia.    If any of your directors, officers, or
members of senior
       management are located in the PRC or Hong Kong, revise future filings to
(i) state that
       that is the case and identify the relevant individuals, and (ii) include a separate
          Enforceability    section with disclosure comparable to that required
by Item 101(g) of
       Regulation S-K. Please also revise your risk factor regarding enforceability at page 21 to address more clearly challenges of bringing actions against such individuals.
       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Michael Gershon